Exhibit 99.1

UNAUDITED PRO FORMA CONSOLIDATED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma consolidated combined financial statements (the “Pro Forma Financial Statements”) have been prepared to reflect (i) the effects of the Acquisition (following the Pinnacle Spin-Off) on our financial statements, (ii) the issuance of $518 million of our common stock in this offering and (iii) the incurrence of $2.5 billion aggregate principal amount of indebtedness pursuant to the Debt Financing (such financing transactions described in (ii) and (iii), the “Financing Transactions”). The unaudited pro forma consolidated combined balance sheet is presented as if the Acquisition and the Financing Transactions had occurred on December 31, 2015. The unaudited pro forma consolidated combined statement of income for the year ended December 31, 2015 is presented as if the Acquisition and Financing Transactions had occurred on January 1, 2015. The historical consolidated financial information has been adjusted to reflect factually supportable items that are directly attributable to the Acquisition and the Financing Transactions and, with respect to the statements of income only, expected to have a continuing impact on the combined results.

The Pro Forma Financial Statements have been prepared using the acquisition method of accounting using the accounting guidance for asset acquisitions in ASC 805, with our Company treated as the acquirer. The acquisition method of accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measure. Accordingly, the pro forma adjustments are preliminary, have been made solely for the purpose of providing the Pro Forma Financial Statements, and are subject to revision based on a final determination of fair value as of the date of acquisition. Differences, if any, between these preliminary estimates and the final acquisition accounting may have a material impact on the accompanying Pro Forma Financial Statements and our future consolidated results of operations and consolidated financial position.

The Pro Forma Financial Statements are provided for informational purposes only and do not purport to represent what our actual consolidated results of operations or consolidated financial position would have been had the Acquisition occurred on the dates assumed, nor are they necessarily indicative of our future consolidated results of operations or consolidated financial position. The Pro Forma Financial Statements should be read in conjunction with:

•	the accompanying notes to the Pro Forma Financial Statements; and

•	our audited consolidated financial statements and accompanying notes contained in our 2015 10-K.

Unaudited Pro Forma Consolidated Combined Balance Sheet

As of December 31, 2015

(in thousands, except share and per share data)

	Actual	Pro Forma Adjustments		Pro Forma Combined
Assets
Real estate investments, net	$2,090,059	$1,257,352	A	$3,347,411
Land rights	—	570,193	B	570,193
Property and equipment, used in operations, net	129,747	2,728,209	C	129,747
Investment in direct financing lease	—	3,980	D	2,728,209
Cash and cash equivalents	41,875	15,000	E	60,855
Prepaid expenses	7,908	111	F	8,019
Other current assets	57,721	—		57,721
Goodwill	75,521	—		75,521
Other intangible assets	9,577	—		9,577
Debt issuance costs, net of accumulated amortization of $5,937 at December 31, 2015	3,563	—		3,563
Loan receivable	29,350	—		29,350
Deferred tax assets, non-current	2,447	—		2,447
Other assets	387	287	F	674

Total assets	$2,448,155	$4,575,132		$7,023,287

Liabilities
Accounts payable	$406	—		$406
Accrued expenses	9,580	—		9,580
Accrued interest	17,623	—		17,623
Accrued salaries and wages	13,719	—		13,719
Gaming, property, and other taxes	24,702	—		24,702
Current maturities of long-term debt	102	—		102
Other current liabilities	17,687	15,000	E	32,687
Long-term debt, net of current maturities and unamortized debt issuance costs	2,510,239	2,500,000	G	4,978,794
		(31,445)	H
Deferred rental revenue	107,379	—		107,379
Deferred tax liabilities, non-current	232	—		232

Total liabilities	$2,701,669	$2,483,555		$5,185,224

Shareholders’ (deficit) equity
Preferred stock ($.01 par value, 50,000,000 shares authorized, no shares issued or outstanding at December 31, 2015)	—	—		—
Common stock ($.01 par value, 500,000,000 shares authorized, 115,594,321 shares issued at December 31, 2015)	1,156	748	I	1,904
Additional paid-in capital	935,220	2,090,829	I	3,026,049
Retained deficit	(1,189,890)	—		(1,189,890)

Total shareholders’ (deficit) equity	(253,514)	2,091,577		1,838,063

Total liabilities and shareholders’ equity	$2,448,155	$4,575,132		$7,023,287

Notes to the Unaudited Pro Forma Consolidated Combined Balance Sheet As of December 31, 2015

Pro Forma Balance Sheet

GLPI calculated the total purchase price of $4.556 billion for the Pinnacle real estate assets by assuming that GLPI issued $1.486 billion of common stock in exchange for the outstanding shares of Pinnacle common stock at the closing date and $109.8 million of common stock for GLPI’s portion of the outstanding employee equity and cash based incentive awards outstanding at the closing date (assuming a stock price of $28.62), repaid $2.7 billion of Pinnacle Debt (through combined net proceeds from the Debt Financing and this offering of our common stock), paid $240.0 million of transaction expenses related to the Acquisition that GLPI has agreed to pay on behalf of Pinnacle and incurred $20.6 million of its own transaction expenses to be included in purchase price. A $1.00 change in our stock price would change the total purchase price for the Pinnacle real estate assets by approximately $60 million. The Acquisition will be accounted for as an asset acquisition under the Accounting Standards Codification Section 805—Business Combinations and the Master Lease between GLPI and Pinnacle will be bifurcated between an operating lease and a direct financing lease under the Accounting Standards Codification Section 840—Leases. The land and land rights portion of the lease will be classified as an operating lease and the building portion of the lease will be classified as a direct financing lease. The total purchase price will be allocated to the land and land rights acquired from Pinnacle, the investment in the direct financing lease and a director and officer liability insurance policy acquired from Pinnacle. The allocation of the purchase price components are described below.

Pro Forma Adjustments:

(A)	To record the fair value of the land acquired from Pinnacle.

(B)	To record the fair value of the land rights acquired from Pinnacle.

(C)	To record the investment in the direct financing lease. Under the Company’s application of Accounting Standards Codification Section 840 – Leases, GLPI will account for the lease of the building assets to Pinnacle as a direct financing lease. The accounting treatment for direct financing leases requires the Company to record an investment in direct financing leases on its books at lease inception and subsequently recognize interest income and a reduction in the investment for the building portion of rent.

(D)	To record the excess cash impact of transaction costs that were paid prior to the execution of the Merger Agreement, related to the Acquisition, which are included in the debt and equity pro forma adjustments.

(E)	To record GLPI’s assumption of certain tax liabilities of Pinnacle. Under the tax matters agreement, GLPI has agreed to be liable for taxes of Pinnacle arising as a result of the Acquisition, the spin-off and certain related transactions. GLPI’s liability in this regard will be limited by certain assumptions relating to Pinnacle’s tax attributes and projected taxable income, with OpCo bearing liability to the extent additional taxes may result from an inaccuracy in such assumptions. As this amount is not expected to be paid at the closing date, it will remain in cash until paid.

(F)	To record the fair value of the director and officer liability insurance policy acquired from Pinnacle at the closing date of the Acquisition. The policy was prepaid by Pinnacle prior to the Acquisition and will be amortized to general and administrative expense within GLPI’s consolidated statement of earnings over the remaining policy term. The original policy term was six years; thus GLPI recorded one year of the prepaid policy as a current asset and the remainder of the policy as a long-term deposit.

(G)	To record the debt issued by GLPI in connection with the Acquisition. Based on recent discussions with prospective lenders and current market interest rates, we estimate that GLPI will issue and/or borrow $1.675 billion of unsecured debt with a blended interest rate of 5.45%. Additionally, GLPI will borrow an additional $825 million under an incremental Term Loan A facility with a five year maturity. This facility will be variable in nature and priced at LIBOR plus 175 basis points.

(H)	To record anticipated debt issuance costs related to our new debt issuances associated with the Acquisition. Under ASU 2015-03, Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuances Costs (“ASU 2015-03”), debt issuance costs related to a recognized debt liability are presented as a direct reduction from the carrying amount of that debt liability on the balance sheet. GLPI early adopted ASU 2015-03 during its 2015 fiscal year and its historical statement of income reflects such presentation.

(I)	To record the issuance of common stock of $1.596 billion to Pinnacle stockholders and to Pinnacle to satisfy the GLPI portion of employee equity and cash based incentive awards, as well as a primary equity issuance of $518 million to fund acquisition related costs and repay a portion of the existing Pinnacle debt, net of issuance costs of $22.0 million. This assumes GLPI issued approximately 74.8 million new shares of common stock.

Unaudited Pro Forma Consolidated Combined Statement of Income

For the Year Ended December 31, 2015

(in thousands, except per share data)

	Actual	Pro Forma Adjustments		Pro Forma Combined
Revenues
Revenues from rental properties	$392,075	$219,305	A	$712,783
		101,403	B
Real estate taxes and ground rent paid by tenants	35,050	36,256	C	79,535
		8,229	D

Total rental revenue	427,125	365,193		792,318
Gaming	142,310	—		142,310
Food, beverage and other	11,213	—		11,213

Total revenues	580,648	365,193		945,841
Less promotional allowances	(5,595)	—		(5,595)

Net revenues	575,053	365,193		940,246
Operating expenses
Gaming	77,188	—		77,188
Food, beverage and other	8,586	—		8,586
Real estate taxes	36,412	36,256	C	72,668
General and administrative	85,669	8,229	D	105,976
		446	E
		(3,980)	F
		15,612	G
Depreciation and amortization	109,783	—		109,783

Total operating expenses	317,638	56,563		374,201

Income from operations	257,415	308,630		566,045

Other income (expense)
Interest expense	(124,183)	(117,321)	H	(241,504)
Interest income	2,332	—		2,332

Total other expenses	(121,851)	(117,321)		(239,172)
Income before income taxes	135,564	191,309		326,873
Income tax expense	7,442			7,442

Net Income	$128,122	$191,309		$319,431

Basic earnings per common share	$1.12	$0.56		$1.68
Diluted earnings per common share	$1.08	$0.57		$1.65
Dividends paid per common share	$2.18	$0.22		$2.40

Notes to the Unaudited Pro Forma Consolidated Combined Statement of Income For the Year Ended December 31, 2015

Pro Forma Income Statement

The total rent received from the tenant will be comprised of Base Rent and Percentage Rent components, which are described below.

Base Rent

Fixed amount for duration of lease. This amount will be:

(i)	A fixed component expected equal to $289.056 million[1] during the first year of the Pinnacle Master Lease, and thereafter escalated annually by 2%, subject to a cap that would cause the preceding year’s adjusted revenue to rent ratio for the leased properties in the aggregate not to fall below 1.8:1 (“Building Base Rent”); plus

(ii)	An additional fixed component expected to equal to $43.972 million[2] (“Land Base Rent”)

Percentage Rent

A variable percentage rent component that will be calculated as follows and is expected to equal $43.972 million2 during the first year of the Pinnacle Master Lease. The percentage rent shall be a fixed amount for the first two years of the lease, and thereafter will be adjusted every two years. The adjusted percentage rent shall be calculated by multiplying 4% by the excess (if any) of (a) the average annual net revenues for the trailing two-year period over (b) $1,099,305,5003.

Based upon the Company’s application of Accounting Standards Codification Section 840—Leases, the Pinnacle Master Lease will be accounted for partially as an operating lease and partially as a direct financing lease. The components of the revenues from rental properties on the Company’s Unaudited Pro Forma Consolidated Statement of Income are described below.

Pro Forma Adjustments:

(A)	To record rental income associated with the acquired Pinnacle land and land rights in connection with the Pinnacle Master Lease. The fair market value of the acquired land and land rights at lease inception multiplied by the lessee’s incremental borrowing rate was used to calculate the land rent.

(B)	To record interest income associated with the acquired Pinnacle buildings under the Pinnacle Master Lease. The building portion of the lease is classified as a direct financing lease; therefore at the lease inception GLPI, as the lessor, records an investment in direct financing leases on its balance sheet and subsequently recognizes interest income and a reduction in the investment for the building portion of rent.

[1]	$377 million minus (i) Land Base Rent and (ii) Percentage rent. Current amount is as of June 30, 2015. Initial Building Base Rent to be updated as of the date of execution of the Master Lease.
[2]	Calculated as 2% of the trailing 12 months Net Revenues as of June 30, 2015. To be updated as of the date of execution of the Master Lease to equal 2% of the aggregate Base Year Net Revenue.
[3]	Calculated as 50% of the trailing 12 months Net Revenues as of June 30, 2015. To be updated as of the date of execution of the Master Lease to equal 50% of the aggregate Base Year Net Revenue.

(C)	To record the estimated real estate taxes paid by Pinnacle on the leased properties. In accordance with ASC 605, the Company records revenue for the real estate taxes paid by its tenants on the leased properties with offsetting expense recorded in real estate taxes within the consolidated statement of income as GLPI has concluded it is the primary obligor.

(D)	To record the estimated ground lease rent paid by Pinnacle on the properties subleased from GLPI. In accordance with ASC 605, the Company records revenue for the ground lease rent paid by its tenants on the subleased properties with offsetting expense recorded in general and administrative expenses within the consolidated statement of income as GLPI has concluded it is the primary obligor.

(E)	To record the amortization of the prepaid director and officer liability insurance policy acquired from Pinnacle on the date of the Acquisition.

(F)	To reverse the impact of transaction costs that were paid prior to the execution of the merger Agreement, relating to the Acquisition.

(G)	To record expected amortization expense related to the acquired lease rights for the land on which Pinnacle’s acquired real estate assets reside. The estimated amortization expense related to these above market ground leases was determined based upon the lease term of the Pinnacle Master Lease, which was assumed to be 35 years.

(H)	To record anticipated interest expense related to GLPI’s anticipated fixed and variable rate borrowings related to the Acquisition. Based on recent discussions with prospective lenders and current market interest rates, we estimate that GLPI will issue and/or borrow $1.675 billion of unsecured debt with a blended interest rate of 5.45%. Additionally, GLPI will borrow an additional $825 million under an incremental Term Loan A facility with a five year maturity. This facility will be variable in nature and priced at LIBOR plus 175 basis points. The interest expense amount also includes the anticipated amortization of debt issuance costs, which is recorded as interest expense in the consolidated statement of earnings. The impact of a 1/8% change in the interest rate of our borrowings described in this paragraph and our existing variable rate debt would increase or decrease the Company’s annual interest expense by $3.7 million.